PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2016. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2015, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of May 3, 2016.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox mine located in the Township of Black River–Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns two exploration properties the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, regulatory and environmental compliance, as well as currency exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	Three months ended March 31
	2016	2015
Key Performance Data
Tonnes of ore milled	373,635	448,589
Produced
Gold equivalent (ounces)	36,158	61,073
Gold (ounces)	32,835	54,365
Silver (million ounces)	0.92	1.93
Sold
Gold equivalent (ounces)	43,622	61,651
Gold (ounces)	38,781	55,037
Silver (million ounces)	1.35	1.90
Average realized prices
Gold ($/ounce)[1]	$1,156	$1,186
Silver ($/ounce)[1]	$4.24	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$944	$699
By-product basis	$920	$639
All-in sustaining costs(per gold ounce)[2]	$1,555	$1,044

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$50,544	$73,310
Earnings (loss) from mine operations	(5,795)	11,470
Net income (loss)	(13,172)	3,584
Adjusted net income (loss)[2]	(7,777)	1,139
Basic net income (loss) per share	(0.08)	0.02
Diluted net income (loss per share)	(0.08)	0.02
Adjusted net income (loss) per share[2]	(0.05)	0.01
Operating cash flows before working capital changes	(8,461)	18,777
Operating cash flows before working capital changes per share	(0.05)	0.12
Weighted average shares outstanding (basic) (000’s)	164,511	161,783
Weighted average shares outstanding (diluted) (000’s)	164,511	161,873

	March 31, 2016	December 31, 2015
Assets
Mining interests	$794,601	$790,118
Total assets	$892,204	$924,968
Liabilities
Long-term liabilities	$209,734	$162,427
Total liabilities	$254,467	$276,092
Equity	$637,737	$648,876

1.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

2.	See “NON-GAAP measurements “

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Q1 2016 HIGHLIGHTS

•

The Company has filed procedural and substantive responses to the legal claim against its Advance Pricing Agreement (“APA”) with the Mexican tax authorities (“SAT”), received in February 2016. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to pay taxes in a manner consistent with the APA on the basis that the applicable facts and laws have not changed.

•

On March 31, 2016, the 6.5% Convertible Debentures assumed on the acquisition of Brigus Gold Corp. (“Brigus”) were repaid for a total of $48.1 million. To finance this repayment, $50.0 million was drawn on the revolving line of credit.

•

Total production of 36,158 gold equivalent ounces in Q1 2016 compared to 61,073 gold equivalent ounces in the same period of 2015. Gold production was 32,835 ounces in Q1 2016 compared to 54,365 ounces in Q1 2015, and silver production was 0.92 million ounces from San Dimas in Q1 2016 compared to 1.93 million ounces in Q1 2015.

•

At San Dimas, after unacceptable safety performance in 2015, new ground support standards were implemented, in line with the Ontario Mining Regulations. This high priority safety initiative resulted in the deferral of certain high grade stopes and impacted the mining sequence during the quarter. The implementation phase is now complete, and the mine is now operating at nameplate mill capacity of 2,500 tonnes per day (“TPD”) and expects to continue at this rate for the remainder of 2016. The 2016 operating plan does not require the completion of the mill expansion to 3,000 TPD and as a result, the project has been deferred, saving $5 million in capital expenditures in 2016.

•

At Black Fox, production was affected by the limited availability of high grade ore from the upper, remnant areas of the underground mine, leading to the majority of the mill feed being sourced from the low grade stockpile. Underground activity focused on development to provide access to high-quality ore from the Deep Central zone later in 2016. Development reached the 640 metre level, the first level of the Deep Central zone.

•

A loss from mine operations of $5.8 million was incurred for Q1 2016 compared to earnings of $11.5 million in Q1 2015. Lower gold and silver production at San Dimas as well as increased costs related to additional ground support within the mine were the main drivers for the change in mine operation performance.

•

The Company incurred total cash costs per gold equivalent ounce of $944 for Q1 2016 compared to $699 for Q1 2015. All-in sustaining costs were $1,555 per gold ounce for Q1 2016 compared to $1,044 for Q1 2015. The increase in unit costs was largely due to lower production at both mines and implementation of enhanced ground support measures at San Dimas during Q1 2016.

•

The Company recognized a net loss of $13.2 million in Q1 2016 compared to net income of $3.6 million in Q1 2015 due to the lower earnings from mine operations. Adjusted net loss was $7.8 million ($0.05 per share) for Q1 2016, compared to adjusted net income of $1.1 million ($0.01 per share) for the same period in 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

•

The Company generated negative operating cash flow before working capital changes during the first quarter of $8.5 million ($0.05 per share), which included $15.8 million in cash payments for income taxes in Mexico for the annual payment of mining royalty taxes, a final payment for filing its 2015 tax return and 2016 tax instalments.

•

In February 2015, the Company issued $75.0 million in 5.75% convertible unsecured subordinated debentures (5.75% Convertible Debentures) maturing on February 28, 2020. This debenture is recorded at fair value and is marked to market on a quarterly basis – an $8.2 million gain was recorded in Q1 2015 compared to a small loss in Q1 2016. Transaction costs incurred on the issuance of $3.6 million were also expensed in Q1 2015.

•

Given the production under performance at San Dimas resulting from the implementation of enhanced safety measures, Primero updated its 2016 guidance in a news release issued on April 18, 2016. Primero’s revised 2016 production guidance is between 230,000 and 250,000 gold equivalent ounces compared to the original estimate of 260,000 to 280,000 gold equivalent ounces. The Company has also updated its cost guidance to reflect year to date performance and a modified mine plan at San Dimas for the remainder of 2016. Total cash cost guidance was revised to $650 to $700 per gold equivalent ounce and all-in sustaining costs to $975 to $1,025 per ounce.

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Earnings (loss) from mine operations comprises:

	Three months ended March 31
(in thousands of U.S. dollars)	2016	2015
Gold revenue	$44,823	$65,295
Silver revenue	5,721	8,015
Operating expenses	(40,282)	(42,767)
Depreciation and depletion	(16,057)	(19,073)
Earnings (loss) from mine operations	$(5,795)	$11,470

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended March 31, 2016 compared with the three months ended March 31, 2015:

Three months ended
(in thousands of U.S. dollars)	March 31
Earnings from mine operations in 2015	$11,470
Differences:
Revenue
Lower realized gold price	(1,186)
Lower ounces of gold sold	(19,286)
Higher realized silver price	26
Lower ounces of silver sold	(2,320)
Lower operating expenses	2,485
Lower depreciation and depletion	3,016
Loss from mine operations as reported in 2016	$(5,795)

•

Gold revenue decreased in Q1 2016 compared to Q1 2015 due mainly to reduced gold and silver production at San Dimas. San Dimas gold sales of 24,300 ounces were 37% below the first quarter of 2015, driven by lower gold production as Canadian standards for ground support were implemented in the mine. This was the major driver in the lower earnings from mine operations in the first quarter of 2016 compared to the first quarter of 2015.

•

The average price realized for gold was $1,156 per ounce, slightly below the $1,186 per ounce realized in the first quarter of 2015. Silver prices realized during Q1 2016 were in-line with the prices realized in Q1 2015, as in both periods all silver was sold to Silver Wheaton Caymans under the terms of the silver purchase agreement.

•

Operating expenses were $40.3 million in Q1 2016; $2.5 million lower than Q1 2015 mainly because of lower costs at Black Fox as the majority of mill feed during Q1 2016 was sourced from the low grade, lower cost stockpile and positive impacts from the U.S. dollar exchange on Canadian dollar denominated costs. At San Dimas, cost savings achieved from lower consumption costs associated with the lower mill feed were offset by additional costs from ground support. Labour costs remained relatively fixed at San Dimas despite the lower production levels.

•	Depreciation and depletion was $16.1 million in Q1 2016, compared to $19.1 million in Q1 2015, a decrease of $3.0 million due to lower sales.

A summary income statement follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	Three months ended March 31
(in thousands of U.S. dollars)	2016	2015

Earnings (loss) from mine operations	$(5,795)	$11,470
Exploration expenses	(334)	(121)
General and administrative expenses	(5,532)	(8,013)
Transaction costs and other expenses	(386)	(3,906)
Finance expense	(3,259)	(2,870)
Mark-to-market gain (loss) on convertible debentures	(375)	8,205
Other income (expense)	(650)	3,301
Income tax (expense) recovery	3,159	(4,482)
Net income (loss)	$(13,172)	$3,584

•

General and administrative expenses were $5.5 million in Q1 2016, $2.5 million lower than in Q1 2015. The breakdown of general and administrative expenses is in the table below. Share-based compensation expense was lower in Q1 2016 due to a one time additional grant of Performance Share Units to certain executives which were fully expensed in Q1 2015. Salaries and wages decreased due to a reduction in number of corporate employees. Other general expenses, which include rent and office costs, decreased following the closure of the offices in Vancouver and Mexico City in Q1 2015.

	Three months ended March 31
(in thousands of U.S. dollars)	2016	2015
Share-based compensation	$1,514	$1,948
Salaries and wages	1,393	1,972
Legal, accounting and consulting services	982	1,120
Other general expenses	1,643	2,973
Total	$5,532	$8,013

•	Transaction costs in Q1 2015 relate to the costs incurred on the issuance of the 5.75% Convertible Debenture.

•

Finance expense increased by $0.4 million from Q1 2015, primarily due to a full quarter of interest recognized in Q1 2016 relating to the 5.75% Convertible Debentures. These debentures were issued February 9, 2015.

•

The 5.75% Convertible Debentures are accounted for at fair value and are marked-to- market each period based on the trading price of the debentures. For Q1 2016, a loss of $0.4 million was recognized compared to a gain of $8.2 million in Q1 2015.

•

In other income (expense) the Company recorded a foreign exchange loss of $0.7 million in Q1 2016 compared to a gain of $2.4 million in Q1 2015. The foreign exchange loss in 2016 was mainly due to unrealized foreign exchange losses on the translation of the Canadian dollar denominated net liabilities, as the Canadian dollar strengthened during the Q1 2016 period relative to the U.S. dollar (its functional currency). In Q1 2015 the Canadian dollar weakened relative to the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

•	The Company’s income tax expense (recovery) is detailed as follows:

	Three months ended March 31
(in thousands of U.S. dollars)	2016	2015
Current tax (recovery) expense
Mining royalty at San Dimas	$-	$1,364
Other current tax	665	4,670
	$665	$6,034
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$852	$978
San Dimas change in tax shelter	(3,665)	(1,223)
Mining royalty at San Dimas	(160)	(375)
Amortization of flow through share premium	(541)	(816)
Other deferred tax	(310)	(116)
	$(3,824)	$(1,552)
Total	$(3,159)	$4,482

San Dimas expenses current taxes based on the taxable earnings of the period. During Q1 2016 San Dimas did not generate any taxable earnings and therefore was not subject to current royalty taxes or current income taxes.

The tax recovery from the San Dimas tax shelter was higher in 2016 because San Dimas had an operating loss in the current period which created a tax loss.

San Dimas income taxes are based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In Q1 2016 this increased deferred tax expense by $1.7 million (Q1 2015-$2.2 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

REVIEW OF OPERATIONS

San Dimas Mine

	Three months ended March 31
	2016	2015
Key Performance Data
Tonnes of ore mined	151,193	263,747
Tonnes of ore milled	149,182	257,670
Tonnes of ore milled per day	1,639	2,863
Average mill head grade (grams/tonne)
Gold	4.13	5.01
Silver	198	250
Average gold recovery rate (% )
Gold	99%	96%
Silver	97%	93%
Produced
Gold equivalent (ounces)	22,901	46,569
Gold (ounces)	19,578	39,861
Silver (million ounces)	0.92	1.93
Sold
Gold equivalent (ounces)	29,140	45,256
Gold (ounces)	24,300	38,642
Silver at fixed price (million ounces)	1.35	1.90
Average realized price (per ounce)
Gold	$1,178	$1,207
Silver[1]	$4.24	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$998	$582
By product basis	$968	$479
All in sustaining costs (per ounce)[3]	$1,362	$659
Revenue ($000's)	$34,333	$54,640
Earnings (loss) from mine operations ($000's)	$(6,390)	$14,615

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements “
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The San Dimas mine produced 19,578 ounces of gold and 0.92 million ounces of silver in the first quarter of 2016, 51% and 52% lower for gold and silver respectively, in comparison to the first quarter of 2015.

The decrease in production was mainly due to additional ground support activities, with new policies implemented to improve overall mine safety. During the quarter, the mine retrofitted all active areas with standards for ground support in line with Ontario Mining Regulations. Previously, this practice was deemed unnecessary due to the generally excellent rock conditions, but given unacceptable safety results in 2015, a transformational shift in the mine’s safety culture was required, including the implementation of new practices respecting ground support, among other safety initiatives.

The ground support measures taken resulted in a change in mining sequence leading to a deferral of some high grade stopes as access to certain areas was restricted during this implementation phase. The implementation of the updated ground support procedures is now complete, and the mine and mill are expected to operate at or above nameplate capacity of 2,500 TPD for the remainder of 2016.

The reduction in tonnes mined drove a significant decrease in mill throughput during the quarter, which averaged 1,639 TPD, a decrease of 43% compared to the first quarter of 2015. In addition to the reduction in throughput, head grades were lower in the first quarter of 2016 than in the first quarter of 2015 as a result of the areas being mined due to additional ground support activity which reduced access to higher grade areas.

During the quarter, both gold and silver sales exceeded production as inventory on hand at the end of 2015 was drawn down. All silver sold was delivered to Silver Wheaton Caymans under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of March 31, 2016 the Company has delivered 4.2 million ounces of silver towards this annual threshold, after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices.

Total cash costs on a gold-equivalent and by-product basis in the first quarter of 2016 were $998 and $968 per ounce, respectively, compared with $582 and $479 per ounce, respectively, in the first quarter of 2015. Unit costs were higher during the quarter mainly due to lower gold and silver production and higher costs related to the ground support improvements.

Overall costs were lower during the first quarter of 2016 compared to the first quarter of 2015 as the reduced mining and milling activity led to reductions in contractor costs, and consumption of explosives, reagents, and grinding media. An additional $2.5 million of costs were incurred in the quarter relating to the implementation of additional ground support within the mine.

Despite the cost savings on certain variable items noted above, as fixed and other costs are now spread over lower gold production and silver credits were significantly lower than in the first quarter of 2015, unit costs were higher than in the comparative period.

All-in sustaining costs per gold ounce were $1,362 per ounce in the first quarter of 2016, compared to $659 per ounce in the first quarter of 2015. The increase was driven by the lower gold production during the quarter. Capital spending at San Dimas was similar in the first quarter of 2016 to the first quarter of 2015. Capital spending during the quarter focused on underground development and drifting, with $1.2 million spent on new underground mining equipment used for ground support.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

A revised operating plan was developed at San Dimas for the remainder of 2016 given the production shortfall during the first quarter and the impact of the change in the mining sequence. This operating plan does not require the completion of the mill expansion to 3,000 TPD in 2016, as the mine is now targeting higher grade stopes at slightly lower tonnage. The Company has therefore deferred the completion of the San Dimas mill expansion, saving $5 million in capital expenditures in 2016. The San Dimas mill is expected to continue to be capable of operating in excess of its nameplate 2,500 TPD capacity, as shown by the average throughput achieved in the fourth quarter of 2015 of 2,726 TPD.

The Company updated its 2016 guidance for San Dimas due to the impact on production from the implementation of Canadian standards for ground support at the mine. San Dimas production guidance has been revised to between 160,000 and 170,000 gold equivalent ounces from the original estimate of 190,000 to 200,000 gold equivalent ounces. Accordingly, cash cost guidance has also been revised to $600 to $650 per gold equivalent ounce with all-in sustaining costs expected to be between $775 and $825 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Black Fox

	Three months ended March 31
	2016	2015
Key Performance Data
Open pit mining
Tonnes of ore mined	-	275,865
Strip ratio	-	5.87
Average gold grade (grams/tonne)	-	1.99
Underground mining
Tonnes of ore mined	38,501	11,525
Average gold grade (grams/tonne)	4.99	4.84
Drawdown of stockpile (tonnes)	185,952	-
Open pit and underground
Tonnes of ore milled	224,453	190,919
Tonnes of ore milled per day	2,467	2,121
Average mill head grade (grams/tonne)	1.94	2.49
Average gold recovery rate (% )	95%	95%
Produced
Gold (ounces)	13,257	14,504
Sold
Gold at spot price (ounces)	13,146	14,537
Gold at fixed price (ounces)	1,336	1,858
Average realized gold price[1]
Gold price (per ounce)	$1,118	$1,137
Gold at spot price (per ounce)	$1,179	$1,254
Gold at fixed price (per ounce)	$521	$518
Total cash costs (per gold ounce)[2]	$851	$1,077
All-in sustaining costs (per ounce)[3]	$1,404	$1,552
Revenue ($000's)	$16,211	$18,670
Earnings (loss) from mine operations (000's)	$658	($3,145)

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
2.	See “NON- GAAP measurements “
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

The Black Fox mine produced 13,257 ounces of gold in the first quarter of 2016 compared to 14,504 ounces in the first quarter of 2015. While first quarter production was affected by the limited availability of high-grade ore from the upper, remnant areas of the underground mine, underground development activity progressed during the quarter in order to provide access to high quality ore from the Deep Central zone later in 2016. During the quarter, 185,952 tonnes from the low grade stockpile were processed through the mill. This stockpile drawdown allowed milling at a higher rate than in the first quarter of 2015, with 2,467 TPD being milled, 16% above the 2,121 TPD milled in the first quarter of 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Daily production rates are expected to increase through the remainder of 2016 as the underground contribution from the Deep Central zone ramps-up. Drifting on the 640 metre level intersected initial ore in the Deep Central zone in April, which was one month ahead of schedule. The Company is now working to complete two crosscuts through the zone and has started development of the 660 metre level ahead of initial stoping activities. Underground mine production is expected to increase to approximately 850 TPD in the fourth quarter of 2016 as the mine is expected to start producing from the Deep Central zone.

Total cash cost per gold ounce were lower in the first quarter of 2016 at $851 compared to $1,077 per ounce in the first quarter of 2015 due to lower operating costs. Underground production was higher in Q1 2016 incurring higher operating costs, however, because the majority of production came from the drawdown of the lower cost stockpile inventory, average operating costs were less. In addition, the weaker Canadian dollar relative to the U.S. dollar impacted costs positively at Black Fox during the quarter. These cost savings more than offset the decreased gold production during the quarter, driving down cash costs.

All-in sustaining costs were lower period over period due to the cost savings noted above, partially offset by increased underground development costs incurred in the first quarter of 2016, in order to access high grade ore from the Deep Central zone later in the year.

The Company continued with an extensive drill program at the Froome zone, approximately 800 metres west of the Black Fox open-pit, inclusive of in-fill drilling to better understand the ore body and step-out drilling to assess whether the ore body continues at depth and laterally. Mineralization continues to demonstrate consistency over long intervals with significant gold mineralization. The Company expects to be in a position to make a production decision on the Froome zone in Q2 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

OUTLOOK FOR 2016 OPERATING RESULTS

The implementation of ground support at the San Dimas mine impacted production rates in the first quarter. This led Primero to reduce 2016 annual production guidance by 30,000 gold equivalent ounces to between 230,000 and 250,000 gold equivalent ounces.

AISC guidance is now expected to be between $975 and $1,025 per gold ounce and total cash costs are expected to be in the range of $650 to $700 per gold equivalent ounce. Revised cash cost guidance at Black Fox reflects the inclusion of the historical costs related to the inventory draw down which were not included in the original guidance.

Capital expenditures at San Dimas were also reduced by $5 million, mainly associated with the deferral of the mill expansion project.

The Company's 2016 production outlook is summarized in the following table, with a comparison to 2015 actual results:

	San Dimas	Black Fox	Estimated 2016	Actual 2015
Attributable gold equivalent production[1] (gold equivalent ounces)	160,000-170,000	70,000-80,000	230,000-250,000	259,474
Gold production[1] (ounces)	120,000-130,000	70,000-80,000	190,000-210,000	221,060
Silver production[1] (million ounces)	7.5-8.5	N/A	7.5-8.5	8.30
Total cash costs[2] (per gold equivalent ounce)	$600-$650	$750-$800	$650-$700	$637
All-in sustaining costs[2] (per gold ounce)	$775-$825	$1,000-$1,050	$975-$1,025	$972
Capital expenditures (millions of U.S. dollars)	$51.4	$23.6	$77.3	$93.3

1.

San Dimas’ previously disclosed production outlook was 190,000 to 200,000 gold equivalent ounces, 145,000 to 155,000 gold ounces and 8.5 to 9.5 million silver ounces. Black Fox production remains unchanged. The Company’s previously disclosed consolidated production outlook was 260,000 to 280,000 gold equivalent ounces, 215,000 to 235,000 gold ounces and 8.5 to 9.5 million silver ounces.

2.

San Dimas’ previous outlook for cash cost per equivalent ounce was $525 to $575 and all-in sustaining cost per ounce of $660 to $710. Black Fox previous outlook for cash cost per equivalent ounce was $680 to $730 and all-in sustaining cost per ounce of $940 to $990. The Company’s previous outlook for consolidated cash cost per equivalent ounce was $570 to $620 and all- in sustaining cost per ounce of $850 to $900.

Material assumptions used to forecast total cash costs for 2016 were based on the Company’s actual results to March 31, 2016 and include an estimated average gold price of $1,078 per ounce (based on actual gold prices received in Q1 2016 and $1,050 per ounce for the remainder of the year), silver market price of $14 per ounce, and foreign exchange rates of $1.35 Canadian dollars and $16 Mexican pesos to the U.S. dollar for the remainder of 2016. Silver sold under the silver purchase agreement is expected to average $4.26 for the 2016 year.

The Company’s 2016 outlook for revenues and operating expenses are directly correlated to its production outlook and cash cost outlook with the assumption that production will match sales quantities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

ANALYSIS OF CASH FLOWS FOR THE THREE MONTHS
ENDED MARCH 31, 2016 AND 2015

Sources and uses of cash

	Three months ended March 31
(in thousands of U.S. dollars)	2016	2015
Cash flow:
Provided by (used in) operating activities before working capital changes	$(8,461)	$18,777
Changes in non-cash working capital	5,478	(5,501)
Provided by (used in) operating activities	(2,983)	13,276
Used in investing activities	(17,732)	(19,859)
Provided by (used in) financing activities and other	(2,819)	36,813
Increase (decrease) in cash	$(23,534)	$30,230

Operating activities

Primero’s cash flows from operating activities before working capital changes were lower in the first quarter of 2016 when compared to the first quarter of 2015 due to lower gold and silver production and higher taxes paid in Mexico. The reduced production levels, mainly stemming from the ground support measures taken at San Dimas, resulted in negative cash flows associated with operations for the quarter.

Changes in non-cash working capital were a cash inflow of $5.5 million in the first quarter of 2016 compared with an outflow of $5.5 million in the first quarter of 2015. During the quarter, gold and silver inventory was reduced as more product was sold than produced during the quarter at San Dimas, drawing down on opening inventories. Additionally, the low grade stockpile was drawn down at Black Fox to feed the mill to augment the ore obtained from underground mining during the quarter. During the first quarter of 2015, open pit operations drove an increase in the ore stockpile at Black Fox.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

		Three months ended
		March 31	Estimated
(in millions of U.S. dollars)	2016	2015	2016
Capital Expenditures
San Dimas Underground Development	$2.3	$4.3	$24.5
San Dimas Sustaining Capital	2.9	0.6	13.2
San Dimas Projects	0.4	1.0	4.6
San Dimas Sub Total	$5.6	$5.9	$42.3
Black Fox Underground Development	5.4	4.1	9.3
Black Fox Sustaining Capital	1.0	1.2	5.4
Black Fox Complex Sub Total	$6.4	$5.3	$14.7
Cerro del Gallo Development	0.2	0.5	1.9
Total Capital Expenditures	$12.2	$11.7	$58.9

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$1.4	$1.3	$4.3
San Dimas Drifting	1.1	0.7	4.4
San Dimas Regional Diamond Drilling	-	0.4	0.4
San Dimas Sub Total	$2.5	$2.4	$9.1
Black Fox Diamond Drilling	1.0	1.7	4.4
Grey Fox & Regional Exploration	1.7	2.9	4.5
Black Fox Complex Sub Total	$2.7	$4.6	$8.9
Cerro del Gallo Geology Mapping	0.3	0.3	0.4
Total Capitalized Exploration Expenditures	$5.5	$7.3	$18.4
TOTAL CAPITAL EXPENDITURES	$17.7	$19.0	$77.3

San Dimas capital spending during the quarter was focused on underground development, drifting, and diamond drilling. Given the increased focus on ground support activities, less underground development work was performed than in the first quarter of 2015. A total of $1.2 million was spent on underground equipment, mainly on two bolters to speed up mine support work.

For the full 2016 year, estimated San Dimas capital expenditures are expected to be $51.4 million. This is lower than the original guidance of $56.4 million due to the deferral of the mill expansion project.

Black Fox underground development costs were above the previous year, as there was a focus on developing down to the Deep Central zone as quickly as possible, to open up high quality ore for later in 2016. Regional exploration work focused mainly on drilling at the Froome zone.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Financing activities

During the quarter, $50 million was drawn on the revolving line of credit to finance the March 31, 2016 repayment of the $48 million due on the 6.5% Convertible Debentures assumed with the acquisition of Brigus. Interest paid on the 5.75% Convertible Debentures, the 6.5% Convertible Debentures and payments relating to capital leases led to a net cash outflow from financing activities of $4.9 million during the quarter.

In the first quarter of 2015, the Company received $75 million in gross proceeds from the issuance of the 5.75% convertible debentures, and repaid $40 million of debt, associated with the outstanding balance of its revolving line of credit.

FINANCIAL CONDITION REVIEW

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as to repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Key financial ratios the Company uses to assess new growth opportunities and to determine how much debt the Company can take on are shown in the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	March 31, 2016	December 31, 2015

Cash and cash equivalents	$22,067	$45,601
Other current assets	61,656	72,970
Non-current assets	808,481	806,397
Total assets	$892,204	$924,968

Current liabilities (excluding short-term debt)	$40,418	$61,248
Non-current liabilities (excluding long-term debt)	98,445	99,700
Short-term debt	4,315	52,417
Long-term debt	111,289	62,727
Total liabilities	$254,467	$276,092

Total shareholders' equity	$637,737	$648,876
Total equity	$637,737	$648,876

Total common shares outstanding	164,648,090	164,185,807
Total options outstanding[1]	6,424,167	4,246,198

Key financial ratios
Current ratio[2]	1.87	1.04
Total liabilities-to-equity[3]	0.40	0.43
Debt-to-total capitalization[4]	0.15	0.15

1.	As at the date of this MD&A, the Company had 164,694,238 common shares outstanding, the total number of options outstanding was 6,294,960 of which 3,277,186 are exercisable.
2.	Current ratio is calculated as (cash and cash equivalents + other current asset) ÷ (current liabilities + short-term debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

The Company’s net assets (equity) as at March 31, 2016 were $638 million compared to $649 million as at December 31, 2015, a reduction due to the loss in Q1 2016. The current ratio has increased from December 31, 2015 as a result of the repayment of the 6.5% Convertible Debenture, and the annual payment of mining royalty tax and the final 2015 tax payment in Mexico, both of which occurred in March and reduced current liabilities.

The Company’s objective is to manage financial risk by maintaining a conservative balance sheet. Liquidity at March 31, 2016 included cash and cash equivalents of $22.1 million and an undrawn amount on its revolving line of credit of $25 million.

The revolving line of credit matures on May 23, 2017. While the Company expects to renew this facility in advance of the maturity date, if full repayment is required it is expected the cash generated by operations should be sufficient to repay the facility in full at maturity. The Company closely monitors its cash position and operational performance, and will take steps to reduce non-critical capital and discretionary spending if deemed necessary.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, reduce capital spending, acquire or dispose of assets or adjust the amount of cash held. The Company continues to evaluate a number of financing alternatives to strengthen the balance sheet.

Capital structure

Debt

	As at	As at
(in thousands of U.S. dollars)	March 31, 2016	December 31, 2015

Current debt
6.5% convertible debentures	$-	$47,751
Finance lease liabilities	4,315	4,666
Total current debt	$4,315	$52,417
Long-term debt
5.75% convertible debentures	61,875	61,500
Revolving line of credit	48,980	-
Finance lease liabilities	434	1,227
Total long-term debt	$111,289	$62,727
Total debt	$115,604	$115,144

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the availability of the undrawn portion of the revolving line of credit of $25 million at March 31, 2016. The line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

Pursuant to the terms of the revolving line of credit, the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $584 million plus 50% of positive net income earned after March 31, 2014.
•

Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as defined in the credit agreement) of less than 3.50:1.

•

Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA, as defined in the credit agreement) less than 2.00:1.

•	Interest coverage ratio (being earnings before interest, depreciation and amortization divided by interest expense) greater than 4.50:1.

As at March 31, 2016, the Company was compliant with these covenants.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	As at				As at
	March 31, 2016				Dec. 31, 2015
	Within 1	2-5	Over 5
(in thousands of U.S. dollars)	year	years	years	Total	Total

Trade and other payables and accrued liabilities	$39,957	$-	$-	$39,957	$44,307
Share based payments	287	-	-	287	661
6.5% Convertible debentures and interest	-	-	-	-	49,680
5.75% Convertible debentures and interest	4,312	87,571	-	91,883	92,959
Revolving line of credit and interest	2,750	50,458	-	53,208	-
Finance lease payments	4,315	434	-	4,749	5,893
Minimum rental and operating lease payments	1,090	2,656	-	3,746	3,630
Reclamation and closure cost obligations	2,256	9,332	18,236	29,824	28,295
Commitment to purchase plant and equipment	2,172	-	-	2,172	5,689
Total	$57,139	$150,451	$18,236	$225,826	$231,114

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and its revolving line of credit, if required.

Other liquidity considerations

APA Ruling

On October 4, 2012, the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”) received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. Primero has and will continue to invest millions of dollars in the local Mexican economy and intends to continue legal action aimed at ensuring that the Mexican tax authority respects the rule of law.

In connection with the Company’s procedural challenge to the SAT’s legal claim, the Mexican Federal Court recently issued an order mandating that no decision may be issued in connection with the substantive claim until the procedural challenge against the admission of SAT’s claim is decided on. This procedural order is being appealed by the SAT, and the Company does not expect the order to delay the resolution of the substance of the case.

The Company has also taken other measures to defend its interests, including submitting a complaint to Procuraduría de la Defensa del Contribuyente (PRODECON or the Mexican tax Ombudsman) regarding violations of Primero’s rights by the SAT.

For 2015 and the first quarter of 2016, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property at the same contract gold price. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

The Company has decided to defer a construction decision for Cerro del Gallo due to current economic conditions. The timing of construction will depend on market conditions and project returns. The estimated capital cost for phase 1 of this project is over $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo would be expected to produce approximately 95,000 gold equivalent ounces on an annual basis.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

	2016	2015				2014
(in thousands of U.S.
dollars except for	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
per share amounts)

Financial Data
Revenue	$50,544	$71,404	$79,219	$67,371	$73,310	$71,171	$75,503	$79,669
Total cost of sales	(56,339)	(61,304)	(61,394)	(56,293)	(61,840)	(65,837)	(62,300)	(55,025)
Earnings (loss) from mine operations	$(5,795)	$10,100	$17,825	$11,078	$11,470	$5,334	$13,203	$24,644

Impairment charges	-	(104,000)	-	-	-	(110,000)	(98,961)	-
Exploration expenses	(334)	(599)	(231)	(739)	(121)	(577)	(1,205)	-
General and administrative expenses	(5,532)	(8,479)	(6,247)	(7,151)	(8,013)	(7,107)	(5,854)	(10,524)
Earnings (loss) from operations	$(11,661)	$(102,978)	$11,347	$3,188	$3,336	$(112,350)	$($92,817)	$14,120

Transaction costs and other expenses	(386)	(510)	-	-	(3,906)	(319)	(1,120)	(498)
Finance expense	(3,259)	(3,654)	(3,057)	(1,933)	(2,870)	(2,352)	(2,309)	(1,785)
Mark-to-market gain (loss)	(375)	-	9,000	(3,705)	8,205	-	-	-
Other income (expenses)	(650)	3,283	(5,347)	(213)	3,301	2,569	4,686	(1,976)
Income tax (expense) recovery	3,159	5,512	(17,346)	(4,081)	(4,482)	(9,314)	(7,922)	(4,743)
Net income (loss)	$(13,172)	$(98,347)	$(5,403)	$(6,744)	$3,584	$(121,766)	$(99,482)	$5,118

Basic income (loss) per share	$(0.08)	$(0.60)	$(0.03)	$(0.04)	$0.02	$(0.76)	$(0.62)	$0.03
Diluted income (loss) per share	$(0.08)	$(0.60)	$(0.03)	$(0.04)	$0.02	$(0.76)	$(0.62)	$0.03

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q3 2015, Q3 2014, Q2 2014 included $12.8 million, $5.9 million and $14.8 million, respectively, of silver sales at spot prices.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

•	In Q4 2015 and Q4 2014, impairments of $104 million and $110 million, respectively, were recorded against mining interests at Black Fox and Cerro del Gallo.

•	In Q3 2014, an impairment of $99 million for goodwill was recorded related to the value on the acquisition of Brigus.

•

General and administrative expenses include share-based compensation which historically has fluctuated based on the share price of the Company. In Q2 2014 the share price appreciated resulting in higher share-based compensation.

•	In Q1 2015 the Company incurred $3.6 million of transaction costs on the issuance of the 5.75% Convertible Debentures. These debentures are marked-to-market each quarter.

•	Finance expense varies depending on the amount of debt held by the Company.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

•	Other income (expenses) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•	Income tax expense is impacted by the effects of foreign exchange fluctuations on its Mexico peso denominated non-cash deferred income taxes, which were significant in certain periods, such as Q4 2014 and Q3 2015.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations made by the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended March 31
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015
Operating expenses per the consolidated financial statements	$40,282	$42,767
Share-based compensation included in operating expenses	(342)	(364)
Inventory movements and adjustments(1)	(5,803)	305
Total cash operating costs	$34,137	$42,708

Ounces of gold produced	32,835	54,365
Gold equivalent ounces of silver produced	3,323	6,708
Gold equivalent ounces produced	36,158	61,073
Total cash costs per gold equivalent ounce	$944	$699

Total cash operating costs	$34,137	$42,708
By-product silver credits	(3,915)	(7,985)
Cash costs, net of by-product credits	$30,222	$34,723

Ounces of gold produced	32,835	54,365
Total by-product cash costs per gold ounce produced	$920	$639

(1)	In 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

Gold equivalent ounces of silver produced for the San Dimas mine are calculated as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. These calculations are shown below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	Three months ended March 31
	2016	2015

Silver ounces produced (millions) (A)	0.92	1.93
Average realized silver price (B)	$4.24	$4.20
Average realized gold price (C )	$1,178	$1,207
Gold equivalent ounces of silver (A) x (B) / (C )	3,323	6,708

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three months ended March 31, 2016 and 2015:

	Three months ended March 31
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015

Cash costs, net of by-product credits	$30,222	$34,723
Corporate general and administrative expenses	5,532	8,013
Reclamation cost accretion	276	303
Sustaining capital expenditures	15,046	13,729
All-in sustaining costs	$51,076	$56,768

Ounces of gold produced	32,835	54,365
All-in sustaining costs per gold ounce	$1,555	$1,044

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated interim statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non-hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Costs incurred to bring production to its normal capacity.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended March 31
(in thousands of U.S. dollars except for per share amounts)	2016	2015

Net income (loss)	$(13,172)	$3,584
Impairment charges	-	534
Adjustment to normalize inventory costs at San Dimas	1,590	-
Underground support initiative at San Dimas	1,749	-
Impact of foreign exchange on deferred taxes	1,686	2,211
(Gain) loss on derivative liability	(5)	(1,329)
Mark-to-market (gain) loss on convertible debenture	375	(8,205)
Office closure costs and severance payments	-	705
Transaction costs	-	3,639
Adjusted net income (loss)	$(7,777)	$1,139
Weighted average shares outstanding (000's)	164,511	161,783
Adjusted net income (loss) per share	$(0.05)	$0.01

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

RELATED PARTY TRANSACTIONS

As at March 31, 2016, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2016 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

RECENT PRONOUNCEMENTS ISSUED

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. It also provides a new impairment model and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical accounting policies, estimates and judgements applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those applied and disclosed in notes 2 and 3 to the Company’s audited consolidated financial statements for the year ended December 31, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

FINANCIAL INSTRUMENTS

The Company’s financial instruments at March 31, 2016 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”), trade and other payables, financial lease liabilities, the convertible debentures and the revolving credit factility.

At March 31, 2016, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liability approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

The fair value of the 5.75% Convertible Debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at a fair value on a recurring basis are as follows:

	March 31, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay(1)	$610	$-	$525	$-
5.75% convertible debentures(2)	61,875	-	61,500	-
Derivative liability on 6.5% convertible debentures	-	-	-	5

1.	Fortune Bay is a publicly listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2.	Fair value is calculated based on the market price of the convertible debenture on the TSX Exchange as at the date of the statement of financial position.

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2016 or December 31, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2015, which can be found under the Company’s profile at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no change in internal controls over financial reporting during the three months ended March 31, 2016 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the timing of the development of new mineral deposits,
•	the Company’s requirements for additional capital and ability to complete future financings,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project,

•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,
•	the completion of development or construction activities, including the construction of the Cerro del Gallo mine,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2015 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Ernest Mast”

_____________________
Ernest Mast
President, CEO and Director